Noel M. Gruber

1250 24th Street NW, Suite 700
Washington, DC 20037

ngruber@buckleysandler.com
202.349.8043

November 9, 2010

VIA EDGAR

Mr. Michael Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549

RE:	Eagle Bancorp, Inc.
Form l0-K for Fiscal Year Ended December 3l, 2009
File No. 000-25923

Dear Mr. Clampitt:

On behalf of Eagle Bancorp, Inc. (the “Company”) we hereby advise you that the Company expects to file its response to your letter dated October 25, 2010 on or about November 30, 2010.  We will advise you when the response is filed or if there will be any significant delay.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber

cc (via email):    Michael Seaman